UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: January 30, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL

OF EQUITY INTEREST IN SMSC

PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST

The Company is pleased to announce that, on 30 January 2018, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the Joint Venture Agreement and the Capital Contribution Agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the Registered Capital of SMSC in the amount of US$1.5435 billion, US946.5 million and US$800 million, respectively. As a result of the Capital Contribution: (i) the Registered Capital of SMSC will increase from US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

LISTING RULES IMPLICATIONS

As China IC Fund holds approximately 15.05% of the issued share capital of the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, as at the date of this announcement, it is a connected person of the Company under the Listing Rules. The transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Joint Venture Agreement and the Capital Contribution Agreement, as a result of the Capital Contribution, the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

As certain applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Joint Venture Agreement and the Capital Contribution Agreement exceed 5% but are less than 25%, the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules, and a non-exempt connected transaction subject to reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, an Independent Board Committee will be established to advise and provide recommendation to the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder and to advise the Independent Shareholders on how to vote.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve the Joint Venture Agreement and the Capital Contribution Agreement. As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Ltd. and other associates (as defined in the Listing Rules) of China IC Fund will abstain from voting on the ordinary resolutions to approve the Joint Venture Agreement and the Capital Contribution Agreement. Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the relevant resolutions at the EGM.

No Director is considered to have a material interest in the Joint Venture Agreement or the Capital Contribution Agreement which would have required the Director to abstain from voting at the Board meeting authorising the Joint Venture Agreement and the Capital Contribution Agreement.

The Company expects to dispatch a circular to the Shareholders on or before 9 March 2018 as time is needed to finalise the contents therein containing, among other things, (i) further details on the Joint Venture Agreement and the Capital Contribution Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice convening the EGM.

The Company is pleased to announce that, on 30 January 2018, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the Joint Venture Agreement and the Capital Contribution Agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the Registered Capital of SMSC in the amount of US$1.5435 billion, US946.5 million and US$800 million, respectively. As a result of the Capital Contribution: (i) the Registered Capital of SMSC will increase from US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

SUMMARY OF PRINCIPAL TERMS OF THE JOINT VENTURE AGREEMENT

Date:

30 January 2018

Parties:

(a)	SMIC Holdings

(b)	SMIC Shanghai

(c)	China IC Fund

(d)	Shanghai IC Fund

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Shanghai IC Fund and its ultimate beneficial owners (other than China IC Fund) are third parties independent of the Company and its connected persons.

Business Scope of SMSC

SMSC will principally engage in wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self-manufactured products. SMSC is expected to establish and build up large-scale manufacturing capacity focusing on 14 nanometer and below process and manufacturing technologies and aims to reach a manufacturing capacity of 35,000 wafers per month.

Total Investment and Registered Capital

The total investment in SMSC by the parties is estimated to be US$10.24 billion. The parties will contribute in aggregate US$3.5 billion of the total investment as Capital Contribution in the following manner:

(a)

SMIC Holdings has committed to contribute US$1.5985 billion, representing 45.67% of the enlarged Registered Capital after the Capital Contribution. US$55 million has been contributed prior to entering into the Joint Venture Agreement and US$1.5435 billion is outstanding;

(b)

SMIC Shanghai has committed to contribute US$155 million, which has been fully contributed prior to entering into the Joint Venture Agreement, representing 4.43% of the enlarged Registered Capital after the Capital Contribution;

(c)	China IC Fund has committed to contribute US$946.5 million, which is outstanding, representing 27.04% of the enlarged Registered Capital after the Capital Contribution; and

(d)	Shanghai IC Fund has committed to contribute US$800 million, which is outstanding, representing 22.86% of the enlarged Registered Capital after the Capital Contribution.

The consideration was arrived at after arm’s length negotiation among the parties with reference to the net asset value, future business prospects and development potential of SMSC. The difference between the total investment of US$10.24 billion and enlarged Registered Capital after the Capital Contribution of US$3.5 billion is  intended to be funded through debt financing.

Each party shall complete 30% of its outstanding contributions prior to 30 June 2018, complete 30% of its outstanding contributions prior to 31 December 2018, and complete the remaining 40% of the contributions prior to 30 June 2019 (the ‘‘Time Frame’’).

Notwithstanding the above, the capital contribution by China IC Fund is subject to the following conditions (‘‘Condition Precedent’’):

(i)

receipt of the written approval from the competent government authority(ies) in Shanghai, pursuant to  which a  government subsidy  lasting for  not less  than five years with an amount each year not less than 4% of the total capital contribution of China IC Fund shall be granted to SMSC; and

(ii)	the validity of the investment period of China IC Fund (after which China IC fund cannot make capital contribution to SMSC).

The parties have further agreed that if China IC Fund fails to make Capital Contribution in accordance with the Time Frame, due to (i) the Condition Precedent is not satisfied or only satisfied within one month prior to the any deadline of the Time Frame; or (ii) the expiry of the investment period of China IC Fund, the failure by China IC Fund to make its Capital Contribution will not constitute a breach of the Joint Venture Agreement. However, if the Condition Precedent is satisfied within one month prior to any deadline of the Time Frame, or beyond any such deadline (but within the investment period of China IC Fund), China IC Fund shall make the relevant capital contribution in accordance with the Joint Venture Agreement within one month after the satisfaction of the Condition Precedent. If China IC Fund fails to make capital contribution due to the Condition Precedent cannot be met on or before 25 August 2019, and/or if China IC Fund is unable to make capital contribution due to the expiry of its investment period, such failure to make capital contribution will not constitute a breach by China IC Fund, and the parties will further negotiate and amend the Joint Venture Agreement and the articles of association of SMSC as well as other relevant legal documents.

The cash capital contribution by SMIC Holdings will be funded by the internal cash flow. The proceeds of the Capital Contribution will be used by SMSC as capital expenditure and working capital.

Composition of the Board and the Supervisory Board of SMSC and General Management

The board of directors of SMSC will comprise five directors. SMIC Holdings and SMIC Shanghai together are entitled to appoint three directors in total and each of China IC Fund and Shanghai IC Fund is entitled to appoint one director. SMIC Holdings and SMIC Shanghai together are entitled to nominate the chairman of the board of directors of SMSC, who will also act as the legal representative of SMSC.

The supervisory board of SMSC will comprise three members. China IC Fund will appoint one member who will also be the chairman of the supervisory board. Each of Shanghai IC Fund and the employees of SMSC will be entitled to appoint one member.

The Company will be responsible for managing the daily operations of SMSC.

Pre-Emptive Rights of Shareholders

Pursuant to the Joint Venture Agreement, in case of any proposed transfer of equity interest to third party(ies), subject to certain exceptions, each of the parties to the Joint Venture Agreement shall has a pre-emptive right to subscribe for the equity interest which any party to the Joint Venture Agreement intends to transfer to any third party, on pro rata basis among the remaining non-transfer parties and on terms not harsher than terms of transfer to third party(ies). The party(ies) that intend to transfer shares to third party(ies) are required to notify the non-transfer parties to such proposed transfer of equity interest. In case of any further contribution to the Registered Capital, each party shall be entitled to a pro rata portion of such proposed Registered Capital contribution equivalent to the respective percentage of the Registered Capital then owned by each of the parties immediately prior to the proposed Registered Capital contribution.

Other Terms

The term of operation of SMSC will be 50 years from the date of its establishment. The parties will decide whether to extend the term of operation of SMSC at least six months prior to the expiry date of the term of operation, subject to the approval of the relevant PRC authorities.

The Joint Venture Agreement will, after being agreed and signed by the parties, together with the transactions contemplated thereunder, be subject to the approval by Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and the approval by the Independent Shareholders at the EGM, the Joint Venture Agreement will become effective and binding on the parties. The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including those of regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.)).

SUMMARY OF PRINCIPAL TERMS OF THE CAPITAL CONTRIBUTION AGREEMENT

Date:

30 January 2018

Parties:

(e)	SMIC Holdings;

(f)	SMIC Shanghai;

(g)	China IC Fund; and

(h)	Shanghai IC Fund,

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Shanghai IC Fund and its ultimate beneficial owners (other than China IC Fund) are third parties independent of the Company and the connected persons of the Company.

Subscription of Registered Capital

The Registered Capital of SMSC will increase from US$210 million to US$3.5 billion. In respect of the increase of US$3.29 billion, the parties have agreed that SMIC Holdings will contribute the amount of US$1.5435 billion in cash while China IC Fund and Shanghai IC Fund will contribute the RMB equivalent of US$946.5 million and US$800 million in cash (calculated at the middle exchange rate of RMB to US$ as announced by the People’s Bank of China on the date of the contribution), respectively.

Other Terms

The Capital Contribution Agreement will, after being agreed and signed by the parties, together with the transactions contemplated thereunder, be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and approval by the Independent Shareholders at the EGM, the Capital Contribution Agreement will become effective and binding on the parties.

GENERAL INFORMATION  ABOUT SMSC

SMSC was established on 1 December 2016. According to the unaudited accounts of SMSC prepared  in accordance with  IFRS,  as at 31 December 2017, SMSC has total assets and total equity of approximately US$209.0 million and US$202.8 million, respectively. The net profit/(loss) (before taxation and extraordinary items) of SMSC for the year ended 31 December 2017 is approximately US$(115,240) and the net profit/(loss) (after taxation and extraordinary items) of SMSC for the year ended 31 December 2017 is approximately US$(115,240). SMSC will continue to be a subsidiary of the Company following completion of the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement. The deemed disposal as a result of the Capital Contribution will not result in the recognition of any gain or loss in profit or loss of the Group.

REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

SMSC is a 12-inch wafer fab with advanced process capability built in line with the schedule of the Company’s 14 nanometre and below advanced technology node research and development and mass production. China IC Fund and Shanghai IC Fund mainly invest in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials. The 12-inch wafer fab will be built by joint venture partnership with China IC Fund and Shanghai IC Fund and the Company could speed up the introduction of advanced manufacturing process and products with the support of the government industry funds. This will also relieve the Company from spending large amount of cash investment and depreciation cost caused by the expansion of advanced production capacity.

The Company believes that such partnership with China IC Fund and Shanghai IC Fund through the Joint Venture Agreement and the Capital Contribution Agreement and transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole and beneficial to the sustainable development of the Company. The Directors (excluding independent non-executive Directors whose view will be given after taking into account the advice from the independent financial adviser) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into the Joint Venture Agreement and the Capital Contribution Agreement and the transactions contemplated thereunder; the terms of the Joint Venture Agreement and the Capital Contribution Agreement are fair and reasonable; and the entering into of the Joint Venture Agreement and the Capital Contribution Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS OF THE LISTING RULES

As China IC Fund holds approximately 15.05% of the issued share capital of the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, as at the date of this announcement, it is a connected person of the Company under the Listing Rules. The transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Joint Venture Agreement and the Capital Contribution Agreement, as a result of the Capital Contribution, the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

As certain applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Joint Venture Agreement and the Capital Contribution Agreement exceed 5% but are less than 25%, the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules, and a non-exempt connected transaction subject to reporting, announcement and the Independent Shareholders’ approval requirements of Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, an Independent Board Committee will be established to advise and provide recommendation to the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder and to advise the Independent Shareholders on how to vote.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve the Joint Venture Agreement and the Capital Contribution Agreement. As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Ltd. and other associates (as defined in the Listing Rules) of China IC Fund will abstain from voting on the ordinary resolutions to approve the Joint Venture Agreement and the Capital Contribution Agreement. Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the relevant resolutions at the EGM.

No Director is considered to have a material interest in the Joint Venture Agreement or the Capital Contribution Agreement which would have required the Director to abstain from voting at the Board meeting authorising the Joint Venture Agreement and the Capital Contribution Agreement.

The Company expects to dispatch a circular to the Shareholders on or before 9 March 2018 as time is needed to finalise the contents therein containing, among other things, (i) further details on the Joint Venture Agreement and the Capital Contribution Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice convening the EGM.

INFORMATION ABOUT THE PARTIES

The Company, SMIC Holdings and SMIC Shanghai

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC. The Company provides integrated circuit foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; 200mm fabs in Tianjin and Shenzhen. The Company also has marketing and customer service offices in the United States, Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Shanghai is a wholly-owned subsidiary of the Company established in the PRC. SMIC Holdings, as a multinational company’s regional headquarters, was formed in 2015 and is a wholly-owned subsidiary of the Company.

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials.

Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd.

Shanghai IC Fund

Shanghai IC Fund is currently the largest local integrated circuit industry investment fund in Shanghai, the investors of which include, among others, Shanghai S&T Venture Capital (Group) Co., Ltd., SAIC Capital Co., Ltd., China IC Fund, Shanghai Guo Sheng Group Co., Ltd. and Shanghai International Group. The fund’s investment focuses on the integrated circuit manufacturing industry and extends to the entire industry chain. The fund aims to invest and build industrial star enterprises and enhance corporate value and accelerate the coordinated development of integrated circuit industry chain.

DEFINITIONS

In this announcement, the following words have the following meanings unless the context requires otherwise:

‘‘associates’’	shall have the meaning assigned to it under the Listing Rules;

‘‘Board’’	the board of Directors;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Capital Contribution’’

the capital contribution to the Registered Capital by SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund which will result in the increase in the Registered Capital from US$210 million to US$3.5 billion;

‘‘Capital Contribution Agreement’’	the capital contribution agreement entered into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund on 30 January 2018 in relation to Capital Contribution;

‘‘Company’’

Semiconductor Manufacturing International Corporation (中芯 國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.;

‘‘Director(s)’’	the director(s) of the Company;

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder;

‘‘Group’’	the Company and its subsidiaries;

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC;

‘‘IFRS’’	International Accounting Standards, International Financial Reporting Standards, amendments and the related interpretations issued by the international Accounting Standards Board

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Joint Venture Agreement other than, where applicable, being a Shareholder;

‘‘Independent Shareholders’’	in relation to the Joint Venture Agreement and the Capital Contribution Agreement, Shareholders other than Xinxin (Hong Kong) Capital Co., Limited and other associates of China IC Fund;

‘‘Joint Venture Agreement’’	the joint venture agreement entered into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund on 30 January 2018 in relation to the Capital Contribution;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Registered Capital’’	the registered capital of SMSC;

‘‘Shanghai IC Fund’’	上海集成電路產業投資基金股份有限公司 (Shanghai Integrated Circuit Industry Investment Fund Co., Ltd*), a company established under the laws of the PRC and is owned as to approximately 10.53% by China IC Fund;

‘‘Shareholder(s)’’	the holder(s) of the Share(s);

‘‘Shares’’	ordinary shares of par value US$0.004 each in the share capital of the Company;

‘‘SMIC Holdings’’	SMIC Holdings Corporation* (中芯國際控股有限公司), a limited liability company established in the PRC and a wholly- owned subsidiary of the Company;

‘‘SMIC Shanghai’’	中芯國際集成電路製造（上海）有限公司 (Semiconductor Manufacturing International (Shanghai) Corporation*), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company;

‘‘SMSC’’

中芯南方集成電路製造有限公司 (Semiconductor Manufacturing South China Corporation*), a Chinese-foreign joint venture established under the laws of the PRC and a wholly-owned subsidiary of the Company whose registered capital prior to the Capital Contribution is US$210 million, of which 77% is owned by SMIC Shanghai and 23% is owned by SMIC Holdings;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘United States’’	the United States of America;

‘‘US$’’	United States dollar, the lawful currency of the United States;

‘‘%’’	percent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC,

30 January 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*	For identification purposes only